Exhibit 21
PGI INCORPORATED
SUBSIDIARIES

	State of Incorporation	Relationship
Sugarmill Woods, Inc.	Florida	Wholly owned (1)
Burnt Store Marina, Inc.	Florida	Wholly owned (1)
Punta Burnt Store Utilities, Inc.Gorda Isles Sales, Inc.	Florida	Wholly owned (1)
Gulf Coast Credit Corporation	Florida	Wholly owned (1)

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(1)
Included in the Company’s consolidated financial statements.